Kalorama Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	8,047
Total Assets	$	8,047
Liabilities and Member's Equity		
Current liabilities		
Accounts Payable	$	400
Member's Equity		7,647
Total Liabilities and Member's Equity	$	8,047

See Notes to Financial Statements.